VIA EDGAR AND FACSIMILE
February 22, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4720
Attention: Jeffrey Riedler

Re:	Anthera Pharmaceuticals, Inc. Form S-1 Registration Statement File No. 333-161930
Dear Mr. Riedler:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Anthera Pharmaceuticals, Inc. in requesting that the effective date of the above-referenced registration statement be accelerated to Tuesday, February 23, 2010, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from February 3, 2010 through the date hereof, the undersigned effect the following approximate distribution of copies of the Preliminary Prospectus dated February 3, 2010:
     600 to 4 prospective underwriters;
     125 to 125 institutional investors;
     200 to individuals;
     3 to 3 ratings agencies; and
     0 to others.
     This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Remainder of Page Intentionally Left Blank]

Very truly yours,

DEUTSCHE BANK SECURITIES INC. PIPER JAFFRAY & CO. COWEN AND COMPANY, LLC MERRIMAN CURHAN FORD & CO.

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed

Authorized Officer

By:	/s/ Susanne Mulligan

Authorized Officer

as representative of the several underwriters

cc:	Paul F. Truex (Anthera Pharmaceuticals, Inc.)
Christopher Lowe (Anthera Pharmaceuticals, Inc.)
Bradley Bugdanowitz, Esq. (Goodwin Procter LLP)
Mitzi Chang, Esq. (Goodwin Procter LLP)
Alan C. Mendelson, Esq. (Latham & Watkins LLP)
Andrew S. Williamson, Esq. (Latham & Watkins LLP)
Cindy F. Leeper, Esq. (Latham & Watkins LLP)
Signature Page to Acceleration Request Letter